Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: jlaxague@caneclark.com

September 11, 2009

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attn: Karl Hiller
Division of Corporation Finance
Mail Stop 4628
Washington, D.C. 20549-4628

Re:     Western Ridge Minerals, Inc.

Dear Mr. Hiller:

We write on behalf of Western Ridge Minerals, Inc., (the “Company”) in response to the Staff’s correspondence regarding the PCAOB’s revocation of the registration of Moore and Associates Chartered.  As disclosed in its recent filing on Form 8-K, the Company has retained a new independent accountant and auditor who is registered with the PCAOB.  For all of the Company’s future filings with the Commission in which audited financial statements for the Company are required, the Company will not include any audit report or consent from Moore and Associates Chartered.  The Company’s new auditor will re-audit the prior year(s) as necessary and only the reports and consents of the Company’s duly-appointed, PCAOB-registered auditor will be included.

If you have any questions regarding this  letter, please feel free to contact me at (702) 312-6255.  Thank you.

CANE CLARK LLP

/s/ Joe Laxague
Joe Laxague